Filed Pursuant to Rule 433
Registration No. 333-205680
November 12, 2015

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated November 12, 2015)

Issuer:	Southern Power Company
Security:	Series 2015D 1.85% Senior Notes due December 1, 2017
Expected Ratings:*	Baa1 (Stable)/BBB+ (Negative)/BBB+ (Stable) (Moody’s/Standard & Poor’s/Fitch)
Size:	$500,000,000
Initial Public Offering Price:	99.942%
Maturity Date:	December 1, 2017
Treasury Benchmark:	0.750% due October 31, 2017
Benchmark Treasury Yield:	0.879%
Spread to Treasury:	+100 basis points
Re-offer Yield:	1.879%
Make-Whole Call:	T+15 basis points
Coupon:	1.85%
Interest Payment Dates:	June 1 and December 1 of each year, beginning June 1, 2016
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	843646 AN0 / US843646AN06
Trade Date:	November 12, 2015
Expected Settlement Date:	November 17, 2015 (T+3)
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. Morgan Stanley & Co. LLC
Co-Managers:	U.S. Bancorp Investments, Inc. BB&T Capital Markets, a division of BB&T Securities, LLC Commerz Markets LLC CIBC World Markets Corp. Drexel Hamilton, LLC Mischler Financial Group, Inc.
Concurrent Offering:
$500,000,000 of Southern Power Company’s Series 2015C 4.15% Senior Notes due December 1, 2025, expected to be issued on November 17, 2015. The closing of the offering of the Series 2015D Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Southern Power Company collect at 1-404-506-0776, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Barclays Capital Inc. toll free at 1-888-603-5847, Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848, Mizuho Securities USA Inc. toll-free at 1-866-271-7403 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.